Exhibit 99.6

SUPPLEMENTAL INDENTURE NO. 1

THIS SUPPLEMENTAL INDENTURE NO. 1, dated as of [•], 2018 (this “Supplemental Indenture”), is by and between Potash Corporation of Saskatchewan Inc., a corporation organized under the laws of Canada (the “Company”), and U.S. Bank National Association, a national banking association, as successor trustee (the “Trustee”).

WHEREAS, the Company and the Trustee are party to that certain Indenture, dated as of February 27, 2003 (the “Indenture”), as amended and supplemented by this Supplemental Indenture;

WHEREAS, the Company executed and delivered an Officers’ Certificate pursuant to Section 3.01 of the Indenture, dated November 29, 2006, to provide for the issuance of the Company’s 5.875% Notes due December 1, 2036 (the “2036 Notes”);

WHEREAS, the Company executed and delivered an Officers’ Certificate pursuant to Section 3.01 of the Indenture, dated April 28, 2009, to provide for the issuance of the Company’s 6.50% Notes due May 15, 2019 (the “2019 Notes”);

WHEREAS, the Company executed and delivered an Officers’ Certificate pursuant to Section 3.01 of the Indenture, dated September 23, 2009, to provide for the issuance of the Company’s 4.875% Notes due March 30, 2020 (the “2020 Notes”);

WHEREAS, the Company executed and delivered an Officers’ Certificate pursuant to Section 3.01 of the Indenture, dated November 22, 2010, to provide for the issuance of the Company’s 5.625% Notes due December 1, 2040 (the “2040 Notes”);

WHEREAS, the Company executed and delivered an Officers’ Certificate pursuant to Section 3.01 of the Indenture, dated March 4, 2014, to provide for the issuance of the Company’s 3.625% Notes due March 15, 2024 (the “2024 Notes”);

WHEREAS, the Company executed and delivered an Officers’ Certificate pursuant to Section 3.01 of the Indenture, dated March 23, 2015, to provide for the issuance of the Company’s 3.000% Notes due April 1, 2025 (the “2025 Notes”);

WHEREAS, the Company executed and delivered an Officers’ Certificate pursuant to Section 3.01 of the Indenture, dated December 1, 2016, to provide for the issuance of the Company’s 4.000% Notes due December 15, 2026 (the “2026 Notes” and, together with the 2036 Notes, the 2019 Notes, the 2020 Notes, the 2040 Notes, the 2024 Notes and the 2025 Notes, the “Notes”);

WHEREAS, Section 9.02 of the Indenture provides that the Indenture may be amended with the consent of the Holders of not less than a majority in principal amount of all Outstanding Securities of each series affected by such supplemental indenture (the “Requisite Consents”), subject to certain exceptions specified in Section 9.02 of the Indenture;

WHEREAS, Nutrien Ltd., a corporation organized under the Canada Business Corporations Act (“Nutrien”) and the indirect parent of the Company, has solicited consents (the “Consent Solicitation”) from Holders of the Notes to certain proposed amendments to the Indenture as set forth herein (the “Proposed Amendments”), pursuant to the terms of the short-form base shelf prospectus included in Nutrien’s Registration Statement on Form F-10, initially as filed with the U.S. Securities and Exchange

Commission (the “SEC”) on February 27, 2018 (the “Base Prospectus”), as amended and supplemented by the prospectus supplement filed with the SEC on March 12, 2018 (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”);

WHEREAS, pursuant to the Consent Solicitation, the Requisite Consents for the adoption of the Proposed Amendments have been obtained, and this Supplemental Indenture complies with the requirements of ARTICLE NINE of the Indenture and is authorized and permitted by the Indenture, all as certified by an Officers’ Certificate and Opinion of Counsel delivered to the Trustee simultaneously with the execution and delivery of this Supplemental Indenture;

WHEREAS, the Company desires and has requested the Trustee to join with it in entering into this Supplemental Indenture for the purpose of amending the Indenture to adopt the Proposed Amendments as permitted by Section 9.02 of the Indenture; and

WHEREAS, the execution and delivery of this Supplemental Indenture has been authorized by a Board Resolution.

NOW, THEREFORE, in consideration of the above premises, each party hereby agrees, for the benefit of the others and for the equal and ratable benefit of the Holders of the Notes, as follows:

SECTION 1.    Capitalized Terms. Capitalized terms used herein but not defined shall have the meanings assigned to them in the Indenture.

SECTION 2.    Proposed Amendments. Subject to Section 5 below, the Indenture is hereby amended by deleting the following sections of the Indenture in their entirety:

Clauses (d), (e), (f) and (g) of Section 5.01 of the Indenture	(relating to covenant or warranty breaches, defaults related to certain bankruptcy events and judgments, payment default and cross-default of other indebtedness—Events of Default)
Section 7.04 of the Indenture	(Reports by the Company)
Article VIII of the Indenture	(Consolidation, Merger, Sale, Lease or Conveyance)
Section 10.05 of the Indenture	(Statement as to Compliance)
Section 10.07 of the Indenture	(Limitation on Liens)
Section 10.08 of the Indenture	(Limitation on Sale and Leaseback Transactions)
Clauses (b), (c), (g) and (i) of Section 14.04 of the Indenture	(specifying certain conditions to legal defeasance—Conditions to Defeasance or Covenant Defeasance)

Further, the Notes are hereby amended by deleting the provisions of the series of Notes that provide for an offer to repurchase such notes upon a Change of Control Triggering Event (as such term is defined in such Notes).

Any and all references to any Sections or Articles of the Indenture or Notes which are deleted by any Section of this Supplemental Indenture and any and all obligations thereunder related solely to such deleted Sections or Articles throughout the Indenture or Notes are of no further force or effect. Any and all terms defined in the Indenture or Notes which are used in any Sections or Articles of the Indenture or Notes which are deleted by any Section of this Supplemental Indenture and which are not otherwise used in any other Section or Article of the Indenture or Notes not affected by this Supplemental Indenture are hereby deleted. By consenting to the Proposed Amendments, each Holder of the Notes will be deemed to have waived any default, event of default or other consequence under the Indenture for failure to comply with the terms of the provisions identified in this Section 2 (whether before or after the date hereof).

SECTION 3.    Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 4.    Successors. All agreements by the parties in this Supplemental Indenture shall bind their respective successors.

SECTION 5.    Effectiveness. This Supplemental Indenture shall become effective upon execution by all parties hereto. Proposed Amendments shall become effective on the Settlement Date (as defined in the Prospectus).

SECTION 6.    Endorsement and Change of Form of Notes. Any Notes authenticated and delivered after the close of business on the date that the provisions of Section 2 of this Supplemental Indenture become effective may be affixed to, stamped, imprinted or otherwise legended by the Trustee, with a notation as follows:

“Effective as of [          ], 201[8], substantially all of the restrictive covenants in the Indenture have been eliminated and certain other provisions have been eliminated or modified, as provided in the Supplemental Indenture, dated as of [          ], 201[8]. Reference is hereby made to said Supplemental Indenture, copies of which are on file with the Trustee, for a description of the amendments made therein.”

SECTION 7.    Ratification of Indenture; Supplemental Indenture Part of Indenture. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. Except as amended hereby, the Indenture and the Notes are in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. Subject to Section 1.07 of the Indenture, in the case of conflict between the Indenture and this Supplemental Indenture, the provisions of this Supplemental Indenture shall control.

SECTION 8.    Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL FOR ALL PURPOSES BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

SECTION 9.    Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original and such counterparts shall together constitute but one and the same instrument.

SECTION 10.    Effect of Headings. The Section headings herein have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

SECTION 11.    Trustee Not Responsible for Recitals. The recitals herein contained are made by the Company and not by the Trustee, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture. The Trustee enters into this Supplemental Indenture to give effect to the commercial agreement reached between the Company and the Holders, and strictly on the basis of Holder consent, authorization and direction, as evidenced by the consents obtained under Section 9.02 of the Indenture. The Company hereby reaffirms its obligations under the Indenture to indemnify and hold harmless the Trustee as required under ARTICLE SIX of the Indenture, including under Section 6.07 of the Indenture, and in particular (but not limited to) against any loss, liability or expense incurred without negligence or bad faith on the Trustee’s part arising out of or in connection with the acceptance or administration of the trust or trusts created under this Supplemental Indenture (all to the extent set forth in ARTICLE SIX of the Indenture). This indemnity shall survive the final payment in full of the Notes and the resignation or removal of the Trustee solely to the extent expressly provided in ARTICLE SIX of the Indenture.

[The rest of this page has been intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the day and year written above.

POTASH CORPORATION OF SASKATCHEWAN INC.

By:
Name:	[Name]
Title:	[Title]

By:
Name:	[Name]
Title:	[Title]

U.S. BANK NATIONAL ASSOCIATION, as Successor Trustee

By:
Name:	[Name]
Title:	[Title]